SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                24 November 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                             Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                 Yes _____ No X

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                 Yes _____ No X

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form
              6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

Corus Group plc

24 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


1. Name of the issuer
   Corus Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)
   (i)and (ii)

3. Name of person discharging managerial responsibilities/director D M Lloyd, R Shoylekov

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   Corus Group Employee Share Ownership Plan

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   See section 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Ordinary Shares 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

    Lloyds TSB Registrars Corporate Nominee Limited

8.  State the nature of the transaction

    On-going monthly purchase in accordance with the terms of the Corus Group Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

    D M Lloyd - 247 ordinary shares
    R Shoylekov - 248  ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    D M Lloyd - Less than 0.0001%
    R Shoylekov - Less than 0.0001%

11. Number of shares, debentures or financial instruments relating to shares disposed

    n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    n/a

13. Price per share or value of transaction
    50.5 pence

14. Date and place of transaction
    21st November 2005 , London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    D M Lloyd
    85,679- Ordinary shares
    269,940 - Deferred bonus shares held under the Corus Group Leveraged Equity Acquisition Plan

    R Shoylekov
    4,349 - Ordinary shares
    71,667 - Deferred bonus shares held under the Corus Group Leveraged Equity Acquisition Plan

16. Date issuer informed of transaction
    23 November 2005

    If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    ...................................

18. Period during which or date on which it can be exercised

    ....................................

19. Total amount paid (if any) for grant of the option

    ....................................

20. Description of shares or debentures involved (class and number)

    ....................................

    ....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    ....................................

22. Total number of shares or debentures over which options held following notification

    ....................................

23. Any additional information

    ....................................

24. Name of contact and telephone number for queries

    Allison Scandrett,  020 7717 4526

    Name and signature of duly authorised officer of issuer responsible for making notification

    Allison Scandrett, Deputy Company Secretary , 020 7717 4526

    Date of notification

   24 November 2005

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORUS GROUP plc



Date:  24 November, 2005                By /s/ Allison Scandrett
       -----------------                   ---------------------

                                        Name: Allison Scandrett
                                        Deputy Company Secretary